[redacted]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05042062

50

[redacted]NUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NO.
8-66165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 23 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
01

NAME OF BROKER-DEALER

21 CAPITAL GROUP, INC.

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 North Franklin 6th Floor
(No. and Street)

CHICAGO	ILLINOIS	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Carlsson 312-337-2122
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allan J. Brachman CPA Ltd.
(Name – if individual, last, first, middle name)

1 East Northwest Highway, Suite 204	Palatine	ILLINOIS	60067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

JUN 15 2005

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

6/14

<u>**Sent Via 1st Class Mail and Certified Mail (7160 3901 9848 4766 2458)**</u>

NASD

April 29, 2005

Mr. Robert Carlsson
21 Capital Group, Inc.
900 N. Franklin, 6th Floor
Chicago, IL 60610

Dear Mr. Carlsson:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears deficient in that it did not contain the following:

- A reconciliation, including appropriate explanation, of the audited computation of net capital and the broker-dealer's corresponding unaudited Part IIA, if material differences existed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **May 20, 2005**. If you have any questions, please contact Kathleen Robey, Compliance Specialist at (312) 899-4345.

Sincerely,

Kathy Robey

Kathleen M. Robey
Compliance Specialist

Rf\fenderr\admin\21Capital.doc

Enclosure: Form X-17A-5 Part III Facing Page

cc: Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Certified Public Accountant
Allan J. Brachman
1 E. Northwest Hwy, Suite 204
Palatine, IL 60067

Allan J. Brachman, CPA, LTD
Certified Public Accountant
Professional Corporation
1 East Northwest Highway
Suite 204
Palatine, Illinois 60067
847-358-9730
Fax: 847-358-9760
E-Mail:
allan@allanbrachmancpa.com

Member Illinois CPA Society

Member American Institute of Certified Public Accountants

May 13, 2005

Ms. Kathleen M. Robey
Compliance Specialist
National Association of Securities Dealers, Inc.
55 W. Monroe Street, Ste 2700
Chicago, IL 60603-5052

RE: 21 Capital Group, Inc.
2004 Audited Financial Statements

Dear Ms. Robey:

I am responding to your April 29 letter to Mr. Carlsson, copy attached.

Essentially, the capital section of the balance sheet was misstated because monies in excess of stated capital were shown as a loan from the shareholder instead of additional paid in capital. The following is a reconciliation:

Audited Numbers:	
Common Stock	$ 1,000.00
Loan from Shareholder	$74,057.00
Loan to Shareholder	$10,000.00
Additional Paid in Capital per Original Focus Report	$85,057.00
Audited Number:	
Additional Paid in Capital	$25,000.00
Common Stock per Original Focus Report	$25,000.00

I am also enclosing the completed Form X-17A-5 Part III Facing Page.

(Cont'd next page)

If you have any further questions, please do not hesitate to contact me.

Respectfully submitted,

Allan Brachman

Allan J. Brachman, CPA LTD

AJB:dg
Enclosures

cc: Mr. Lawrence Kendra
Chicago Regional Office
U.S. Securities and Exchange Commission
175 W. Jackson Blvd., Suite 900
Chicago, IL 60604

2 cc: U.S. Securities and Exchange Commission
450 5th Street, NW, Mail stop 1001
Washington, D.C. 20549

cc: Mr. Robert Carlsson
21 Capital Group, Inc.
900 N. Franklin, 6th Floor
Chicago, IL 60610

Mr. Brian Lenart
254 Lawton Road
Riverside, IL 60546